FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16

Under the Securities Exchange Act of 1934

For the Month of October 2015

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

This Form 6-K, including the exhibits, is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto is the following exhibit:

99.1	B.O.S. Better Online Solutions Ltd. Announces Results of the Annual General Meeting of Shareholders held on October 22, 2015.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Chief Financial Officer

Dated: October 22, 2015

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	B.O.S. Better Online Solutions Ltd. Announces Results of the Annual General Meeting of Shareholders held on October 22, 2015.

4